Exhibit 3.5

State of Delaware Secretary of State Division of Corporations Delivered 11:41 AM 11/20/2007 FILED 11:36 AM 11/20/2007 SRV 071241756 – 2991439 FILE

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

MEMSIC, INC.

MEMSIC, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify:

1. That the Company’s amended and restated Certificate of Incorporation as now in effect, has been amended by inserting the following paragraph immediately following the first paragraph of Article FOURTH thereof:

That each share of common stock issued and outstanding at the close of business on November 9, 2007 is hereby changed into one-half (1/2) a share of common stock with $.00001 par value per share, without any further action by the holders of such shares; provided that no fractional shares shall be issued and each holder of common stock who would otherwise be entitled to receive a fraction of a share shall receive in lieu thereof cash equal to such fraction multiplied by the fair market value of a share of common stock immediately before such change as determined by the Board of Directors; and that each of the officers of the Company be and is hereby authorized to file with the Secretary of State of Delaware a Certificate of Amendment of the Company’s Certificate of Incorporation reflecting and effecting the reverse stock split, in a form approved by such officers.

2. That this amendment to the Certificate of Incorporation herein certified has been duly adopted in accordance with Sections 228 and 242 of the General Company Law of Delaware.

IN WITNESS HEREOF, the Company has caused this Certificate of Amendment to be signed by Robert Birnbaum, its Secretary, thereto duly authorized, this 20th day of November, 2007.

MEMSIC, INC.

By:	/s/ Robert Birnbaum
Robert Birnbaum, Secretary